FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announces that, on 27 February 2020, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Chief Governance Officer and Company Secretary, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

The Company's XBRL data is also available to view on the Company's website at www.rbs.com.

Jan Cargill
Chief Governance Officer and Company Secretary
28 February 2020

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the Company's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to the Company in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and the Company's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Company's actual results are discussed in the Company's UK 2019 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 28 February 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary